UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

PURAMED BIOSCIENCE, INC.

(Name of Small Business Issuer in its charter)

Minnesota	20-5510104
(State or other jurisdiction of Incorporation or organization)	(IRS Employer ID Number)

1326 Schofield Avenue Schofield, WI	54476
(Address of principal executive offices)	(Zip Code)

(715) 359-6373

(Issuer’s Telephone Number)

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

COMMON STOCK, NO PAR VALUE

PuraMed BioScience, Inc. Form 10-SB	Page 2

PART 1

PuraMed BioScience, Inc. Form 10-SB	Page 3

PART I

Item 1.   Description of Business

Background

PuraMed BioScience, Inc. (“PuraMed” or the “Company”) was incorporated in Minnesota on May 9, 2006 as a wholly-owned subsidiary of Wind Energy America, Inc. (formerly “Dotronix, Inc.”) for the purpose of engaging in the business of developing and marketing non-prescription over-the-counter healthcare products to remedy various ailments.

In late 2006, PuraMed’s former parent company decided to spin off its PuraMed subsidiary and related healthcare products business. Accordingly, on April 12, 2007, Wind Energy America, Inc. effected a spin-off of PuraMed to shareholders of Wind Energy America, Inc. on a pro rata dividend basis whereby one common share of PuraMed will be distributed for each five common shares of Wind Energy America, Inc. Since the April 12, 2007 effective date of the spin-off, PuraMed and Wind Energy America, Inc. have operated separately, with their respective managements, businesses, assets and capital structures being completely independent from each other.

The actual distribution date for PuraMed stock from this spin-off will not occur until after this Form 10-SB Registration Statement of PuraMed becomes effective with the Securities and Exchange Commission (SEC). The Company anticipates that the distribution of PuraMed common stock from this spin-off will occur around the middle of October 2007.

Detailed information regarding this spin-off of PuraMed from Wind Energy America, Inc. (formerly Dotronix, Inc.) is contained in a Form 8-K and exhibit thereto which were filed with the SEC April 10, 2007, and can be readily accessed at the SEC website www.sec.gov.

Incident to the spin-off, the Company obtained all tangible and intangible assets and intellectual property related to PuraMed non-prescription products and their development and marketing plus $175,000 in working capital.

Overview of Business

The Company is engaged in the business of developing and marketing a line of non-prescription medicinal or healthcare products to be marketed through various retail channels under the PuraMed BioScience brand and trademark. The Company has recently completed all product development and design packaging for its initial two products, PuraMed Migraine and PuraMed Sleep, and expects to begin their commercial introduction to the marketplace by the end of 2007.

Product development and design packaging of all PuraMed products have been conducted entirely by the Company’s two principal officers, Russell Mitchell and James Higgins: Messrs. Mitchell and Higgins have extensive and lengthy experience in new product development and marketing of non-prescription medical products and nutritional supplements and the many varied promotional activities involved in their marketing rollouts. For example, Mitchell Health Technologies served as the master broker for the launch of Quigley Corp’s “Cold-Eeze” treatment for common colds, which within 18 months exceeded $70 million in annual wholesale revenues. The Company considers the long and successful professional involvement of its management team in our industry to be a valuable asset to draw upon to achieve the future growth and profitability anticipated by the Company.

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The Company intends to enter the over the counter (OTC) healthcare products marketplace by employing “direct to consumer” marketing via print and TV ads and commercials followed by broad retail distribution through mass merchandisers, drug stores and food chains. PuraMed is currently undergoing substantial activities directed toward its initial commercial launch of PuraMed brand products.

Corporate Contact Data

The address of the Company in suburban Wausau, Wisconsin is 1326 Schofield Avenue, Schofield, WI 54476; its telephone number is (715) 359-6373; and its website address is www.puramedbioscience.com.

PuraMed Migraine

PuraMed Migraine provides acute relief from migraine headaches, and contains the herbs feverfew and ginger as principal ingredients. PuraMed believes that its specific formulation of these herbs for its migraine remedy is unique and proprietary, providing relief from these severe headaches in minutes. The Company believes it will capture a material segment of the huge migraine headache remedy market. We believe that Americans spend in excess of $6 billion annually on headache pain relievers, and that over half of sufferers of migraine headaches rely exclusively on non-prescription medications.

We believe that at least 30 million Americans suffer from chronic migraine headaches with over 20 million of them having “severe” migraine conditions. Thus migraine headaches constitute a severe and disabling condition for millions of people. We further believe that the economic burden alone to the U.S. economy is in excess of $20 billion annually.

PuraMed Migraine is effective, available as a non-prescription remedy, free of significant side effects, and affordable compared to more expensive migraine drugs based on prescription chemical formulations.

PuraMed Sleep

PuraMed Sleep is a new class of non-prescription sleep aid without any known side effects, and contains a proprietary blend of natural ingredients including Valerian, St. John’s Wort, and Chamomile. We believe the PuraMed blend of these ingredients provides an effective remedy for insomnia and other sleep disorders. The sleep aid market features products based primarily on chemical antihistamines.

Accordingly, our PuraMed Sleep product provides a wide open market opportunity for an effective, natural alternative to prescription medications, which are somewhat addictive and often cause withdrawal symptoms and other side effects.

We have priced PuraMed Sleep as a premium sleep aid product, which provides us with a projected gross margin of approximately 80%. This large margin should leave us substantial room for ample introductory promotion, product allowances and other incentives conducive to achieving rapid market penetration.

Similar to the migraine remedy market, the market for sleep aid products represents a very large segment of the overall healthcare products marketplace. We believe that over half of all adults in the U.S. suffer from sleep disorders, and that many of them experience persistent insomnia. The National Center on Sleep Disorders has reported that there are as many as 70 million problem sleepers in the U.S. with many of them suffering from chronic sleep disorders. We believe that insomnia is second only to pain as a healthcare complaint.

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Future PuraMed Products

We have completed development of additional PuraMed non-prescription products, which we intend to launch commercially over the next couple years after establishing a solid market for our initial two products. These other PuraMed products include:

PuraMed Tension Headache – provides relief for common tension headaches which afflict a majority of American adults from time to time. The PuraMed remedy providing headache relief features a unique proprietary formulation of St. John’s Wort and common aspirin.

PuraMed Smoker’s Pal – provides relief from the symptoms associated with nicotine withdrawal with the added benefit of an appetite suppressant.

PuraMed Leg Cramps – provides relief of problematic leg cramps associated with Restless Leg Syndrome affecting a large segment of the population in the U.S.

PuraMed Gastro/Intestinal – provides relief of symptoms associated with nighttime reflux disorders.

When introduced commercially, these other products will be packaged and branded much like the initial PuraMed products, since we intend to devote substantial efforts and resources toward gaining a favorable and consistent brand and packaging for all PuraMed products to attempt to make them instantly recognizable on retail store shelves.

Sublingual Delivery System

All PuraMed non-prescription medications will be absorbed by the user through the use of under-the tongue application known as “sublingual.” The use of sublingual delivery provides fast relief for whatever ailment or condition is being treated. Unlike the majority of pills and medications absorbed through the stomach directly, PuraMed products are placed and absorbed directly under the tongue. Advantages of sublingual dispensing of drugs and medications include faster acting absorption for quick relief, improved efficacy, less stomach upset, and fewer side effects.

PuraMed has secured reliable contract manufacturers to produce and package PuraMed medications in easy-to-use sublingual dispensers, which contractors are experienced in the production of this specific type of dispenser. PuraMed believes that its benchmark use of sublingual dispensers will distinguish its products favorably in comparison to most competing OTC products now in the marketplace.

Regulation of PuraMed Products

Unlike prescription drugs or medications, non-prescription healthcare remedies such as PuraMed products do not require FDA approval prior to entering the market. They are nonetheless subject to substantial FDA and other federal regulations governing their use, labeling, advertising, manufacturing and ingredients. PuraMed believes that its current and proposed development, formulation, marketing and other practices and procedures will comply fully with all governmental regulations applicable to PuraMed Products.

Business Structure

PuraMed will function primarily as a research and development, marketing and sales organization. Product manufacturing, packaging, product fulfillment and other operations will be outsourced to experienced and reliable third parties through contracts controlled by PuraMed. PuraMed believes this structure will reduce significantly the development stage costs and development time related to launching each PuraMed product commercially.

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Product Manufacturing

Production and packaging of PuraMed products will be outsourced to various contract manufacturers known by PuraMed’s management from prior substantial business and contract dealings. Due to the business and contacts developed by PuraMed management over the past years with leading contract manufacturers, PuraMed is convinced it can obtain professional and timely production, packaging and delivery of all PuraMed products.

Sales and Marketing

PuraMed intends to launch its initial two products commercially through the following three-phase process:

Phase One Rollout: Direct Response. A series of print advertisements will be published nationally in secondary market newspapers, which initial ads will allow PuraMed to test and refine our advertising message. After refining this initial advertising and identifying primary customer bases, PuraMed will create and have broadcasted television infomercials as well as standard TV commercials. PuraMed will also employ website and toll-free telephone access in conjunction with its print and TV direct response campaigns. PuraMed anticipates beginning its Phase One Rollout during the last quarter of 2007.

Phase Two Rollout: Retail Drugstores. PuraMed expects to develop substantial product sales and a defined customer base from its direct response marketing phase by the spring of 2008. It will then begin marketing through approximately 18,000 retail drugstores already targeted by PuraMed, including Walgreens, Rite Aid, CVS and others. Due to PuraMed’s management having extensive and good relationships with targeted retail outlets for PuraMed products, PuraMed believes it has the ability to place its products on the shelf in all its targeted retail outlets.

Phase Three Rollout: Further Retail Outlets. A few months after beginning the Phase Two Rollout, PuraMed will launch Phase Three which will consist of placing PuraMed products in a further approximately 21,000 targeted retail outlets including mass merchandisers such as Wal-Mart and Target, food store chains such as SuperValu, Kroger and Safeway, and additional well-known regional drugstores.

PuraMed has selected its targeted retailers according to various material criteria, including cost of entry, geography, demographics and consumer preference.

After achieving initial distribution for PuraMed products, PuraMed will initiate a comprehensive and ongoing promotional campaign directed toward consumer groups it has identified from its product rollouts.

Intellectual Property

PuraMed owns and asserts proprietary intellectual property rights regarding its various products, including trademarks, formulation technology, ingredients and drug delivery procedures or methods. The future growth and success of the Company will depend in large part upon its ability to protect its trademarks, trade names and trade secrets. In addition to applying for certain product patents, PuraMed will rely upon trade secrets, proprietary know-how, and continuing development and innovation to compete in its OTC marketplace. Although no claims or threats of product or patent infringement have arisen regarding PuraMed or its products, there is no assurance PuraMed will be able to protect its intellectual property effectively and any failure to do so would be harmful to PuraMed.

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Competition

The non-prescription healthcare market in which PuraMed is engaged is intensely competitive, including CNS, Quigley, Matrixx, and many large drug manufacturers. Virtually all competitors to PuraMed have substantially greater financial, personnel, development, marketing and other resources than those possessed by PuraMed, which places PuraMed at a definite competitive disadvantage. Main competitors of PuraMed will have substantially larger sales volumes than PuraMed expects to realize, and also greater business diversification in most cases.

PuraMed also must compete with numerous small companies selling products into the same marketing channels targeted by PuraMed. PuraMed also expects to encounter additional competitors emerging from time to time.

PuraMed believes that the principal competitive factors in its industry include quality and pricing of products, product effectiveness, customer preferences, brand awareness, and marketing and distribution networks. There is no assurance PuraMed will be able to compete successfully against current or future competitors or that the competitive pressures faced by PuraMed will not harm its business materially.

Employees and Facilities

PuraMed has four employees including its two executive officers, an office administrator and a financial controller. PuraMed anticipates hiring one or more experienced marketing personnel to support the upcoming material launch of its initial products.

PuraMed operations are conducted from office and development spaces in suburban Wausau, Wisconsin provided to PuraMed by a private company owned by the management of PuraMed for which PuraMed pays monthly rental of $1,025.

Item 2.   Plan of Operation

PuraMed’s current business strategy is to complete development and promotion of its initial OTC consumer healthcare products in order to commence their commercial retail introduction by 1st Quarter 2008. PuraMed’s primary goal is to achieve continual material growth of PuraMed product sales through food, drug, and mass merchandiser retail outlets while at the same time promoting PuraMed brand awareness to realize substantial profitability as soon as possible. To implement this strategy, PuraMed intends to execute the following activities during the next twelve months:

Commercialize PuraMed Products – PuraMed’s primary focus for the remainder of calendar year 2007 will be to establish responsible outsourced production, packaging and fulfillment suppliers and reliable marketing channels in order to produce and market initial PuraMed products on a commercial scale. PuraMed has obtained all vendors, suppliers and subcontract third parties needed for its planned production, packaging and raw material, and will continue to identify and obtain alternate sources for PuraMed product inventories.

Expansion of Sales and Marketing Activities – PuraMed will continue to expand upon its marketing activities which have been focused toward obtaining a nationwide network of retail outlets and employing “direct to consumer” media advertising for its planned product sales, as well as promoting and building PuraMed brand awareness. PuraMed will participate in industry trade shows and similar events, and also will engage in substantial media advertising and direct sales media campaigns to attract and secure consumers for PuraMed products.

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Continuation of Product Development – Besides its already developed products, PuraMed will complete development and testing of additional non-prescription drugs and nutritional supplements to be commercially launched in the future as additional PuraMed products.

PuraMed anticipates spending approximately $2.5 million over the next twelve months regardless of any amounts of revenues it generates from product sales during this period:

Sales and marketing expenses	$1,280,000
Purchase of product inventory, packaging and raw materials	600,000
Research and development activities	175,000
General and administrative expenses including rent, fixed overhead and management compensation	445,000
$2,500,000

Liquidity and Capital Resources

As of the date of this registration statement the Company has a cash position of only $80,000 and no receivables. Our current fund will only support our business operations until December, 2007.

We intend to raise the funds needed to implement our plan of operation through private sales of our equity securities. There is no assurance, however, that we will be successful in raising the necessary capital to implement our business plan, either through debt or equity sources.

Critical Accounting Policies

The discussion in this Plan of Operation should be considered in conjunction with our audited financial statements and related notes included in this registration statement. These financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP).

The preparation of our financial statements requires us to make estimates and judgments affecting our reported amounts of assets, liabilities, revenues and expenses and related disclosures. On an ongoing basis, we will evaluate these estimates which are based on historical experience and certain assumptions we believe to be reasonable under the circumstances. Actual results may differ materially from our estimates under different assumptions or conditions.

Note 1 to our financial statements included in this registration statement describes certain accounting principles related to various matters, and the following information is supplementary to that contained in our financial statements.

Stock-Based Compensation – We intend to expense any stock-based compensation issued to our employees, contractors, consultants or others providing goods and services to us. The fair market value of any common stock issued for goods or services will be expensed over the period in which we receive them. Most likely any equity securities issued by us for goods and services will consist of common shares or common stock purchase warrants, which will be fully vested, non-forfeitable, and fully paid or exercisable at the date of grant. Regarding any future stock option or warrant grants, we intend to determine their fair value by using the Black-Scholes model of valuation.

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Impairment – Soon after the end of each fiscal year and each interim period, we will conduct an impairment valuation of any material intangible assets owned by us. If the results of any such impairment analysis indicate our recorded values for any such assets have declined materially, we will adjust our recorded asset valuations in all of our financial statements to reflect any such decline in value.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) (Share Based Payment) which establishes accounting standards for transactions in which an entity issues equity securities for goods or services. SFAS No. 123(R) replaces the former requirements of SFAS No. 123 and eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25. We have adopted the provisions of SFAS No. 123 (R) which will be reflected in all of our future financial statements.

We have considered other recent accounting pronouncements of which we are aware, and we believe their adoption has not had, and will not have, any material impact on our financial position or results of operations.

Risk Factors and Material Uncertainties

Our business and any investment in our securities involves many significant risks and our business, operating results and financial condition could be harmed seriously due to one or more of the following material risks. Any person evaluating our Company or its business should carefully consider these described risks and uncertainties as well as the other information and risks elsewhere in this registration statement.

Because of our recent development status and the nature of our business, our securities are highly speculative.

Our securities are speculative and involve a high degree of risk, since we have been in the development stage since our inception. There is no assurance we will ever generate any material revenues from our operations. Moreover, we do not expect to realize any material profits from our business in the short term. Any future profitability achieved from our business will be dependent upon realizing production and sales of our healthcare products in significant commercial quantities, which there is no assurance will ever happen.

We have limited operating history primarily involved in product development, and we have not generated any commercial revenues to date.

From our inception in 2006 through June 30, 2007, we have experienced cumulative losses of $174,581, and we expect to continue to incur material losses until we produce and sell our healthcare products in sufficient volume to attain profitability, which there is no assurance will ever happen. Our operations are particularly subject to the many risks and uncertainties inherent in the start-up and early stages of a business enterprise without any commercial operating history. There can be no assurance that our business plan will prove successful.

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If we are unable to obtain significant additional financing as needed, our business plan most likely will result in failure.

Our ability to succeed commercially will depend in large part on our being able to raise significant additional financing. Without significant additional financing from either debt or equity sources, we cannot implement our business plan to engage in commercial operations. We have no cash flow from our business and do not anticipate any positive cash flow for at least the next year. Accordingly, we are completely dependent upon raising additional funding for our operations, which we plan to do primarily through the sale of our equity securities. There can be no assurance, however, that we will succeed in obtaining any material funding through either equity or debt sources.

Our ability to generate future revenues will depend upon a number of factors some of which are beyond our control.

These factors include the rate of acceptance of our healthcare products, competitive pressure in our industry, effectiveness of our marketing structure, adapting to changing customer preferences, and general economic trends. We cannot forecast accurately what our revenues will be in future periods.

Our operations have been limited to designing and developing our products, establishing our initial marketing network, obtaining suppliers for raw materials and packaging and outsourcing future production of our healthcare products. These past activities only provide a limited basis to assess our ability to succeed in commercializing our healthcare products.

We have limited experience in producing healthcare products.

Our products must be developed and produced to meet high quality standards in a cost-effective manner. Because of our lack of experience in production operations, we may have difficulty in timely producing of our products through outsourced subcontractors and vendors. Any material production delays could frustrate our marketing network and their customers and cause a negative perception of our Company and products. If we are unable to manufacture our products effectively in terms of quality, timing and cost, our ability to generate revenues and profits will be impaired.

We will depend upon a limited number of outside suppliers.

Our heavy reliance upon outside vendors and suppliers for our products involves risk factors such as limited control over prices, timely delivery and quality control. We have no written agreements to ensure continued product supply, and we currently are unable to determine whether our outside suppliers will be able to timely supply us with commercial production needs. Our inability to obtain timely delivery of quality materials, or our loss or interruption of services of our current suppliers, or any material increases in the cost of our components, could result in material production delays and reductions in our shipments to our customers, which could then seriously impair our ability to generate revenues.

We will be very dependent upon our distribution network of sales representatives.

We will depend heavily on our independent sales representatives to sell our products and promote our brand. If we fail to maintain our relationships with our sales representatives effectively, our business will be harmed seriously. Our sales representatives are not required to sell our products on an exclusive basis and also are not required to purchase any minimum quantity of PuraMed products. The failure of our marketing network to generate sales of our products and promote our brand effectively would impair our operations seriously.

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We will face significant challenges in obtaining market acceptance of PuraMed products and establishing our PuraMed brand.

Our commercial success depends primarily on the acceptance of our products by consumers. Virtually all potential consumers of our products are not familiar with their use and have no knowledge of our brand. Consumer acceptance of our products will depend on many factors including price, product effectiveness, product packaging, differentiation from competing products, establishing an effective brand image, and overcoming existing consumer loyalties to other brands.

Our business is substantially dependent upon our current employees and our ability to attract, recruit and retain additional key employees.

Our future success depends upon the efforts of our current executive officers and other key employees, and the loss of services of one or more of them could impair our growth materially. If we are unable to retain current employees, or hire and retain additional key personnel when needed, our business and operations would be adversely affected substantially. We do not have any “key person” insurance covering any of our employees, and we also do not have any written employment agreements with a key employee.

Introduction of new products by our competitors could reduce demand for our products materially.

Products offered in our industry from time to time often change significantly due to product design and formulation advances or changing tastes of consumers. Our future success will be dependent materially on our ability to anticipate and respond to evolving industry changes. If we cannot introduce acceptable new products on a regular basis, or if our products fail to compete effectively with new products introduced by competitors, our business will suffer substantially.

Our business depends substantially on our ability to protect our intellectual property rights, and any material failure to protect these rights would be harmful to us.

The future growth and success of our business will depend substantially upon our ability to protect our trademarks, trade names, and any future patent right, and to preserve our trade secrets. We hold trademark rights, (including our logo design), for the use of our PuraMed brand, and we have applied for certain patent rights. There is no assurance, however, that any future trademark, patent or other registration will result in a registered and protectable right. Moreover, there is no assurance that competitors or other users of similar rights will not challenge our brands or future patent rights. If one or more challenges against us are successful, we could be forced to discontinue use of our brand or withdraw challenged products, which would then harm us seriously.

Although we expect to obtain additional trademark rights and various patents relating to our healthcare products, we are not relying heavily on any future registered rights we may receive, and we do not expect to receive any significant patent protection. Rather, we will rely mainly upon trade secrets, proprietary know-how, and continuing technological innovation to compete in our market. There is no assurance that our competitors will not independently develop technologies or products equal to or similar to ours, or otherwise obtain access to our trade rights that could prevent, limit or interfere with our ability to produce and market our products. Third parties also could assert infringement claims against us in the future, causing us to incur costly litigation to protect and defend our intellectual property rights. Moreover, if we are adjudged to infringe on any rights of others, we could suffer substantial damages and even discontinue offering our products. Any claim of infringement against us would involve substantial expenditures and divert the time and effort of our management materially.

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We must comply with many governmental regulations relating to our products.

Our business is governed by many federal and state regulations with respect to the production, sale and use of our healthcare products. Our failure to comply with any of these governmental regulations could delay introduction of products, subject us to governmental or judicial sanctions and penalties, and seriously impair our ability to generate revenues and achieve profitability.

We do not intend to pay any cash dividends on our common stock.

We have never paid or declared any cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future.

The price of our common stock in any future trading market that may develop may be volatile and fluctuate significantly.

Any future trading of our common stock will most likely occur in the over-the-counter (OTC) stock market, and stocks trading in the OTC market generally feature a high degree of volatility and relatively low volumes of trading. Public market prices for early stage companies such as ours have historically been very volatile due to many factors not affecting established companies. The market price of our common stock may fluctuate significantly, making it difficult for any investor to resell our common stock on reasonable terms.

There is no assurance a public trading market for our securities will ever be established, or that if established that it will be active. Unless an active public trading market is developed for our common stock, it will be difficult for our shareholders to sell our common stock at a reasonable price or when they wish to make such sales.

Our current management, being our principal shareholders, currently controls our company, and they may make material decisions with which other shareholders disagree.

Our two executive officers, Messrs. Mitchell and Higgins, own a substantial majority of our outstanding common stock, resulting in their having the ability to control all transactions requiring shareholder approval, including the election and removal of directors, significant mergers or other business combinations, any significant acquisitions or dispositions of assets, and any changes in controls of our company.

Additional shares of our authorized capital stock which are issued in the future will decrease equity ownership percentages of existing shareholders, could also be dilutive to existing shareholders, and could delay or prevent a change of control of our company.

We are authorized to issue up to 20,000,000 shares of common stock, and our Board of Directors has the sole authority to issue unissued authorized stock without further shareholder approval. To the extent that additional common shares are issued in the future, they will decrease existing shareholders’ percentage equity ownership and, depending upon the prices at which they are issued, could be dilutive to existing shareholders.

Issuance of additional common shares also could have the effect of delaying or preventing a change of control of our company without requiring any action of our shareholders, particularly if such shares are used to dilute the stock ownership or voting rights of a person seeking control of our company.

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Item 3.   Description of Property

The Company does not own any real estate. All development, marketing and administrative operations of the Company are conducted from its suburban Wausau, WI leased facilities of 1,500 square feet located in a building leased by its principal officers. These facilities are leased on a month-to-month oral lease requiring monthly payments of $1,025.

The company does not own any material personal property.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of July 31, 2007 certain information regarding beneficial ownership of the common stock of the Company by (a) each person or group known by the Company to be the beneficial owner of more than 5% of the outstanding common stock of the Company, (b) each director and executive officer of the Company, and (c) all directors and executive officers of the Company as a group. Each shareholder named in this table has sole voting and investment power with respect to shares of the common shown in table. The address of each shareholder listed in the table is 1326 Schofield Avenue, Schofield, WI 54476.

Title of Class – Common Stock

Shareholder	Shares Owned Beneficially	Percent of Class
Russell Mitchell	1,270,212	27.5%
James Higgins	1,270,212	27.5%
All directors and officers as a group (2 persons)	2,540,424	55.0%

Item 5.   Directors and Executive Officers and Control Persons

The directors of the Company serve until their successors are elected and shall qualify. Executive officers are elected by the Board of Directors and serve at the discretion of the directors. There are no family relationships among our directors and executive officers.

Name	Age	Position
Russell Mitchell	46	Chairman, Chief Executive Officer and Director
James Higgins	47	Chief Financial and Operating Officer and Director

RUSSELL MITCHELL was CEO/CFO of Dotronix, Inc. from April 2006 until the spin-off. From September 2002 until April 2005, he was the President of GelStat Corporation, a public company which developed and marketed OTC non-prescription medications. Mr. Mitchell also is a principal owner and President of Mitchell Health Marketing Alliance, Inc. (“Mitchell Health”) which he founded in 1994. Mitchell Health specializes in the marketing, product launch, and retail distribution of OTC non-prescription drugs and nutritional supplements, and has serviced over 48,000 retail locations nationwide. While establishing this large national retail sales network for Mitchell Health over the years, Mr. Mitchell has personally negotiated on an ongoing basis with key buyers and officers of the top 100 retail chains and wholesalers in the U.S.

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In particular, Mr. Mitchell has been a pioneer in establishing and promoting the significance and market value of “clinical trials” to demonstrate the effectiveness of OTC non-prescription medications, and in incorporating favorable clinical trial data as a key driver in OTC product marketing.

JAMES HIGGINS was the Chief Operating Officer of Dotronix, Inc. from April 2006 until the spin-off. From September 2002 until April 2005 he was Executive Vice President of GelStat Corporation. Mr.Higgins also has been the Executive Vice President of Mitchell Health since 2000. Prior to that, for 15 years he was employed by AC Nielsen Co. where he was responsible for managing accounts for some of the largest national consumer product companies including Kraft Foods and Unilever. Mr. Higgins has over 20 years extensive experience in product development, manufacturing, retail distribution and logistics for many OTC healthcare and nutraceuticals products.

Messrs. Mitchell and Higgins were the only directors and executive officers of Dotronix, Inc. (now Wind Energy America, Inc.) prior to the spin-off of the Company by Dotronix in April 2007. Incident to this spin-off, Messrs. Mitchell and Higgins resigned from their prior positions with Dotronix, Inc. and the operations of the two companies became completely independent from each other.

Item 6.   Executive Compensation

The following table sets forth the executive compensation of the executive officers of the Company since its inception in 2006.

Summary Compensation Table

Name and Position	Fiscal Year (*)	Salary ($)	Bonus ($)	Stock Awards ($)
Russell Mitchell, CEO	2007 (1)	48,000	-0-	-0-
	2006 (2)	16,000	-0-	-0-
James Higgins, CFO and COO	2007 (1)	48,000	-0-	-0-
	2006 (2)	16,000	-0-	-0-

* The fiscal year of the Company ends on June 30.

(1)	Includes $32,000 received from the parent Dotronix, Inc. prior to the April 2007 spin-off and $16,000 from the Company after the spin-off.
(2)	Represents salary received from Dotronix, Inc. during fiscal year 2006.

Messrs. Mitchell and Higgins each are receiving compensation from the Company at a monthly rate of $8,000, through a consulting agreement contract.

Options/SAR Grants

The Company has not granted any stock options or SAR grants since its inception.

Compensation of Directors

The Company has no arrangements to compensate its directors other than in their roles as executive officers of the Company.

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Employment Contracts and Change-in-Control Arrangements

Through a consulting agreement, Messrs. Mitchell and Higgins provide all executive officer and director functions for our Company, including their compensation and provision for development and marketing resources from their Wausau, Wisconsin location. We pay them each $8,000 monthly for their employment compensation. The Company has no other written employment agreements with any other employees, and the Company also does not have any change-in-control arrangements with any person.

Item 7.   Certain Relationships and Related Transactions

Following are any material transactions between the Company and any of its promoters, directors, executive officers and principal shareholders since its inception.

Incident to the Company being separated from its former parent, Dotronix, Inc. (now Wind Energy America, Inc.), Messrs. Mitchell and Higgins each received 49,212 shares of common stock of the Company related to their prior ownership of Dotronix common stock. They received these shares incident to the spin-off on the same 1-for-5 pro rata basis as all other shareholders of Dotronix, Inc.

Promptly upon completing the spin-off of the Company from its former parent, Messrs. Mitchell and Higgins transferred and assigned certain intellectual property rights for non-prescription healthcare products to the Company in exchange for a total of 2,442,000 common shares of the Company of which each of them received 1,221,000 shares. This transaction was accounted for by the Company on the basis of $0.05 per share.

Item 8.   Description of Securities

The Company is authorized by its Articles of Incorporation to issue an aggregate of 20,000,000 common shares, no par value, of which 4,616,989 common shares are outstanding.

Shareholders of common stock of the Company are entitled to one vote per share on all matters to be voted upon by shareholders. Shareholders of common stock are also entitled to receive dividends if, when and as declared by the board of directors of the Company. In the event of liquidation, dissolution, or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. Shares of common stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to common stock of the Company. Holders of common stock do not have cumulative voting rights, which means that holders of more than 50% of the outstanding shares of common stock can elect all directors of the Company if they choose to do so.

Stock Transfer and Disbursement Agent

We have selected Interwest Transfer Co. Inc. of Salt Lake City, Utah to be the transfer agent and registrar for our common stock, and we also intend to employ them to act as Disbursement Agent to deliver the spin-off dividend to the shareholders of Wind Energy America, Inc. after this registration statement becomes effective with the SEC.

PuraMed BioScience, Inc. Form 10-SB	Page 16

PART II

Item 1.   Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

Since our inception, there has been no trading of our common stock, and we are unable to predict any price at which our common stock will trade in any public market that may emerge in the future.

Shareholders

Currently there are three shareholders of record of our common stock, including our two executive officers and an escrow agent holding the stock from the spin-off for disbursement to shareholders of Wind Energy America, Inc. We estimate that there are approximately 1,020 beneficial holders of our common stock who will receive their common shares incident to such disbursement from the spin-off.

Dividends

The Company has never declared or paid any cash dividends on its common stock, and does not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has no established equity compensation plans for the issuance of common stock as payment for employees, consultants or other parties. The Company may utilize its common stock from time to time for equity compensation on a transactional basis. In the future, the Company may establish some type of an equity compensation plan to provide incentive to current or future employees.

Item 2.   Legal Proceedings

The Company is not a party to any material lawsuit, administrative action, or other legal proceeding, and the Company is not aware of any such threatened legal proceeding. Moreover, no director, officer or shareholder of the Company is a party to any pending or threatened legal proceeding adverse to the Company, nor do any of these persons hold any material interest adverse to the Company.

Item 3.   Changes in and Disagreements with Accountants

Not applicable.

Item 4.   Recent Sales of Unregistered Securities

In April 2007, the company issued a total of 2,442,000 shares of its common stock in consideration for product development and intellectual property previously owned by its two executive officers, based on $0.05 per share. Each of Messrs. Mitchell and Higgins received 1,221,000 of these common shares. Based on the manner of sale and representations of Messrs. Mitchell and Higgins, the Company believes the sale and issuance of these 2,442,000 common shares was a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from the registration requirements of the Securities Act of 1933, as amended.

PuraMed BioScience, Inc. Form 10-SB	Page 17

Item 5.   Indemnification of Directors and Officers

Minnesota Statutes provide the Company will indemnify its officers and directors for costs and damages incurred in connection with the defense of lawsuits or other proceedings where the officer or director acted in good faith and in a manner reasonably believed by the officer or director to be in the best interests of the Company, unless the officer or director was found negligent or conducting misconduct in the performance of duty.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors and officers under Minnesota law or otherwise, the company understands that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART III

Items 1-2.   Index to and Description of Exhibits

Exhibit Number	Description of Exhibit
Exhibit 3.1*	Articles of Incorporation
Exhibit 3.2*	Bylaws
Exhibit 10.1++	Distribution Agreement for Spin-Off

*Filed herewith.

++Filed previously with Form 8-K filing of parent Dotronix, Inc. on March 20, 2007

PuraMed BioScience, Inc. Form 10-SB	Page 18

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 16, 2007	PuraMed BioScience, Inc., Registrant

/s/ Russell W. Mitchell
Russell W. Mitchell, Chief Executive Officer

PuraMed BioScience, Inc. Form 10-SB	F-1

PART F/S

PuraMed BioScience, Inc. Form 10-SB	F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors

PuraMed BioScience, Inc.

Schofield, WI

We have audited the accompanying balance sheets of PuraMed BioScience, Inc. (a development stage company) as of June 30, 2007 and 2006, and the related statements of operations, stockholders’ equity, and cash flows for the year ended June 30, 2007 and for the period from May 9, 2006 (inception) to June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PuraMed BioScience, Inc. (a development state company) as of June 30, 2007 and 2006, and the related statements of operations, stockholders’ equity and cash flows for the year ended June 30, 2007 and for the period from May 9, 2006 (Inception) to June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Child, Van Wagoner & Bradshaw, PLLC

Child, Van Wagoner & Bradshaw, PLLC

July 20, 2007

Salt Lake City, Utah

PuraMed BioScience, Inc. Form 10-SB	F-3

PURAMED BIOSCIENCE, INC.

(A Development Stage Company)

Balance Sheets

	June 30, 2007	June 30, 2006
ASSETS

Current Assets
Checking Account	$97,173	$—
Prepaid Expenses	2,000	—

Total Current Assets	99,173	—

Property and Equipment
Computer Software	1,218	—
Accum Depr - Software	(89)	—

Total Property and Equipment	1,128	—

Other Assets
PuraMed Bioscience Products, net of accumulated amortization of $10,390 and none, respectively	325,642	—
Trademark	3,229	—

Total Other Assets	328,871	—

Total Assets	$429,172	$—

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts Payable	$689	$—
Accounts Payable - Related party	18,171	—

Total Current Liabilities	18,860	—

Total Liabilities	18,860	—

Stockholders’ Equity
Common Stock, no par, 20,000,000 shares authorized, 4,616,989 shares and none issued and outstanding, respectively	584,893	3,855
Deficit accumulated during the development stage	(174,581)	(3,855)

Total Stockholders’ Equity	410,312	—

Total Liabilities & Stockholders’ Equity	$429,172	$—

See notes to financial statements.

PuraMed BioScience, Inc. Form 10-SB	F-4

PURAMED BIOSCIENCE, INC.

(A Development Stage Company)

Statements of Operations

	Year Ended June 30, 2007	Period from May 9, 2006 (inception) to June 30, 2006	Period from May 9, 2006 (inception) to June 30, 2007
Revenues

Total Revenues	$—	$—	$—

Cost of Sales

Total Cost of Sales	—	—	—

Gross Profit	—	—	—

Operating Expenses
Selling, general and administrative expenses	15,441	126	15,567
Amortization and depreciation expense	10,479	—	10,479
Consulting fees	80,086	—	80,086
Meals and entertainment	2,692	386	3,078
Research and development	53,978	—	53,978
Travel	7,075	2,368	9,443
Trade shows	975	975	1,950

Total Operating Expenses	170,726	3,855	174,581

Net Loss	$(170,726)	$(3,855)	$(174,581)

Loss per Common Share - Basic and Diluted	$(0.18)	$—

Average number of common shares outstanding basic and diluted	972,532	—

See notes to financial statements.

PuraMed BioScience, Inc. Form 10-SB	F-5

PURAMED BIOSCIENCE, INC.

(A Development Stage Company)

Statements of Stockholders’ Equity

	Common Stock		Deficit Accumulated During the Development Stage
	Shares	Amount		Total
Balances at May 9, 2006 (inception)	—	$—	$—	$—

Accumulated expenses generated since inception to spin off paid for by investee	—	3,855	—	3,855

Net loss	—	—	(3,855)	(3,855)

Balances at June 30, 2006		$3,855	$(3,855)	$(0)

Common stock issued with spin off	2,174,989	392,080	—	392,080

Common stock issued after spin off for Puramed products	2,442,000	122,100	—	122,100

Accumulated expenses generated prior to spin off paid by investee	—	66,858	—	66,858

Net loss	—	—	(170,726)	(170,726)

Balances at June 30, 2007	4,616,989	$584,893	$(174,581)	$410,312

See notes to financial statements.

PuraMed BioScience, Inc. Form 10-SB	F-6

PURAMED BIOSCIENCE, INC.

(A Development Stage Company)

Statements of Cash Flows

	Year Ended June 30, 2007	Period from May 9, 2006 (inception) to June 30, 2006	Period from May 9, 2006 (inception) to June 30, 2007
Cash Flows from operating activities
Net Loss	$(170,726)	$(3,855)	$(174,581)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	89	—	89
Amortization	10,390	—	10,390
Prepaid Expenses	(2,000)	—	(2,000)
Accounts Payable - Related party	18,171	—	18,171
Accounts Payable	689	—	689

Total Adjustments	27,339	—	27,339

Net cash used for operating activities	(143,387)	(3,855)	(147,242)

Cash Flows from investing activities
Purchase of property and equipment	(1,218)	—	(1,218)
Trademark acquisition costs	(3,229)	—	(3,229)

Net cash used for investing activities	(4,447)	—	(4,447)

Cash Flows from financing activities
Proceeds from spin off	174,393	—	174,393
Proceeds from equity investee	70,614	3,855	74,469

Net cash provided by financing activities	245,007	3,855	248,862

Net increase in cash	97,173	—	97,173

Cash at Beginning of Period	—	—	—

Cash at End of Period	$97,173	$—	$97,173

Supplemental disclosures of noncash investing and financing activities:

Assets acquired in connection with spin off	$217,687	$—	$217,687
Stock issued for acquisition of assets	$174,393	$—	$174,393

See notes to financial statements.

PuraMed BioScience, Inc. Form 10-SB	F-7

PURAMED BIOSCIENCE, INC.

(A Development Stage Company)

Notes to Financial Statements

NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PuraMed Bioscience, Inc was incorporated as a Minnesota corporation during May 2006 as a subsidiary of Wind Energy America, Inc. (formerly Dotronix, Inc.) As of April 12, 2007 the Company was spun-off from its parent company. PuraMed Bioscience, Inc. operates from one location in central Wisconsin. The Company is in the business of developing proprietary non-prescription drugs with unique delivery systems.

Prior to this spin-off, PuraMed was a wholly owned subsidiary of Wind Energy America, Inc. (formerly Dotronix, Inc.). PuraMed was incorporated in Minnesota on May 9, 2006 to complete development of certain over-the-counter (OTC) non-prescription medicinal or healthcare products, including PuraMed Migraine, a migraine headache remedy, and PuraMed Sleep, a sleep inducing remedy for insomnia. Past development of these PuraMed OTC products was conducted by PuraMed’s two principal officers, Russell Mitchell and James Higgins.

PuraMed intends to enter the U.S. OTC medicine marketplace commercially by employing “direct consumer” marketing via print and TV ads and commercials followed by broad retail distribution through mass merchandisers, drug stores and food store chains. PuraMed is currently preparing its initial commercial launch of its two principal products, PuraMed Migraine and PuraMed Sleep.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. The carrying value of the Company’s investments in PuraMed BioScience products represent significant estimates. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments - Cash, receivables, revolving debt, accounts payable, accrued liabilities are carried at amounts that reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest that are consistent with current market rates.

Property and Equipment - Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which is 3 years for computer software.

PuraMed Bioscience™ Products - PuraMed Bioscience™ products consist primarily of the cost of trade secrets, formulas, scientific and manufacturing know-how trade names, marketing material and other intellectual property and are amortized on a straight-line basis over an estimated life of seven years.

Amortization expense is expected to be $48,005 each year through 2013 and $37,615 for 2014.

The carrying value is reviewed periodically or when factors indicating impairment are present. The impairment loss is measured as the amount by which the carrying value of the assets exceeds the fair value of the assets. The Company believes that no impairment exists at June 30, 2007.

PuraMed BioScience, Inc. Form 10-SB	F-8

PURAMED BIOSCIENCE, INC.

(A Development Stage Company)

Notes to Financial Statements

NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets - Intangible assets consists of preliminary legal fees to acquire a trademark. As of June 30, 2007, the trademark application has been completed and we are waiting for approval, therefore no amortization has been recorded.

In addition to the trademark, a provisional patent application has been submitted on PuraMed Migraine. The Company has one year to complete and file the final patent application, therefore no amortization has been recorded.

Research and Development – Research and development costs are expensed as incurred. Assets that are required for research and development activities, and have alternative future uses, in addition to its current use, are included in equipment and depreciated over their estimated useful lives.

Recent Accounting Pronouncements

In March, 2006, the FASB issued Interpretation No. 48, (“FIN 48”) Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes criteria for the recognition and measurement of a tax position taken or expected to be taken in a tax return. Accordingly, tax positions are analyzed to determine whether it is more likely than not they will be sustained when examined by the appropriate tax authority. Positions that meet the more-likely-than-not criteria are measured to determine the amount of benefit to be recognized, whereas those positions that do not meet the more-likely-than-not criteria are derecognized in the financial statements. The adoption of FIN 48 has not materially affected the Company’s reported loss, financial condition, or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. This pronouncement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The adoption of SFAS 159 has not materially affected the Company’s reported loss, financial condition, or cash flows.

Loss per common share - Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted loss per common share assumes the exercise of stock options and warrants using the treasury stock method, if dilutive.

DEVELOPMENT STAGE COMPANY

The Company is a development stage company that has not generated any revenue and has incurred net losses since inception totaling $174,581.

To fund its operations to date during the development stage, the Company has issued common stock based on a 1 for 5 stock dividend declared by its parent company for $392,080 of which $174,393 in cash and $217,687 in assets were transferred to the spin-off company. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, i.e., these financial statements contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on it ability to generate revenues through sales of its products, achieving profitability and/or raising additional capital. Management intends to obtain additional debt or equity capital to meet all of its existing cash obligations and to fund expenses to bring its products to market; however, there can be no assurance that sufficient capital will be available or available on terms favorable to the Company.

PuraMed BioScience, Inc. Form 10-SB	F-9

PURAMED BIOSCIENCE, INC.

(A Development Stage Company)

Notes to Financial Statements

RELATED PARTY TRANSACTIONS

In April 2007, the Company entered into consulting agreements with Messrs. Mitchell and Higgins. Under the terms of the agreements, the Company pays Messrs. Mitchell and Higgins each $8,000 monthly for a period of twelve months. Either party may terminate the agreements for any reason at any time. Total expenses under this agreement was $48,000. As of June 30, 2007 there are fees accrued in the amount of $16,000.

The Company owed $2,171 to Accelerated Drug Delivery, LLC, (ADD), a company owned by Messrs. Mitchell and Higgins, as of June 30, 2007. The Company reimburses ADD monthly for salaries incurred by ADD, LLC’s office manager and controller.

STOCKHOLDER’S EQUITY

Effective April 12, 2007, in accordance with the information statement filed April 10, 2007 by Puramed’s former parent Company, Wind Energy America, Inc. (previously known as Dotronix, Inc.), the Company issued 2,174,989 shares of common stock in connection with a 1 for 5 stock split dividend.

Effective immediately following the spin off effective date of April 12, 2007, the Company acquired product development and other proprietary intellectual property from Messrs. Mitchell and Higgins, who are our two principal executive officers, in consideration for 2,442,000 shares of unregistered common stock of PuraMed Bioscience, Inc., based on $.05 per common share.